AMENDMENT

to

ADMINISTRATION Agreement

Between

THE FIRST WESTERN FUNDS Trust

and

Ultimus Fund Solutions, LLC

This Amendment revises the Administration Agreement, dated August 16, 2012, (the “Agreement”) between The First Western Funds Trust (the “Trust”), an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend Sections 1, 6 and 19 and Schedule B of the Agreement, effective July 1, 2018, to revise the terms as described below. Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

1.	Paragraph (r) of Section 1 of the Agreement is amended to read as follows:

1.	RETENTION OF ULTIMUS.

(r) prepare and file with the SEC the reports for the Trust on Forms N-CSR, N-Q (or, at such time as required by the SEC, Form N-PORT), and N-CEN and all required notices pursuant to Rule 24f-2 under the 1940 Act; and

2.	The first and second paragraphs of Section 6 of the Agreement are deleted and replaced with the following:

6.	TERMS OF THIS AGREEMENT.

The term of this Agreement shall continue in effect, unless earlier terminated by either party hereto as provided hereunder, for a period of three years from the effective date of this Amendment. Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods.

This Agreement may be terminated (i) by provision of sixty (60) days’ written notice; or (ii) for “cause” (as defined herein) upon the provision of thirty (30) days’ advance written notice by the party alleging cause.

The Trust or Portfolio that provides a notice of early termination other than for “cause,” “liquidation,” or “change of ownership of the Trust’s investment adviser” is subject to an “Early Termination Fee” equal to the pro-rated fee amount due to Ultimus through the end of the then-current term as calculated in accordance with the Fee Schedule set forth in Schedule B attached hereto.

The Trust or Portfolio that provides a notice of early termination due to the liquidation of a Portfolio or Portfolios shall be subject to an Early Termination Fee equal to $20,000 per liquidating Portfolio.

The Trust or Portfolio that provides a notice of early termination due to the change of ownership of the Trust’s investment adviser is subject to an “Early Termination Fee” equal to the pro-rated fee amount due to Ultimus through the lesser of: (1) twelve months from the date of termination or (2) the end of the then-current term as calculated and set forth in the Fee Schedule in Schedule B to this Agreement.

3.	Section 19 of this Agreement is deleted and replaced with the following:

19.	NOTICES.

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice, at the following address: if to the Trust, at 1900 Sixteenth Street, Suite 1200, Denver. Colorado 80202, Attn: John Sawyer; and if to Ultimus, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attn: Robert G. Dorsey; or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

4.	Schedule B of this Agreement is deleted and replaced with the following:

SCHEDULE B

TO THE ADMINISTRATION AGREEMENT BETWEEN

THE FIRST WESTERN FUNDS TRUST AND

ULTIMUS FUND SOLUTIONS, LLC

Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Portfolio as follows:

Average Daily Net Assets	Administration Fee
Up to $100 million	0.080%
$100 million to $250 million	0.060%
In excess of $250 million	0.040%

The fee will be subject to a monthly minimum of $2,500 with respect to each Portfolio. The monthly minimum fee will be discounted during the first year of operations to $2,000 per month. During the second year of operations the monthly minimum fee will be discounted to $2,250 per month.

FORMS N-CEN AND N-PORT

The Trust or Portfolio agrees to pay Ultimus for any out-of-pocket expenses related to the preparation and filing of Form N-CEN and to meet the requirements of Rule 30a-1 under the 1940 Act.

The Trust or Portfolio agrees to pay Ultimus a one-time implementation fee of $3,000 per Portfolio and an annual fee (based on the schedule below), for preparing Forms N-CEN and N-PORT and to meet the requirements of Rule 30b1-9 under the 1940 Act. The implementation fee shall be paid in two equal installments with the first payment due 60 days prior to the Portfolio’s first fiscal year end after the compliance date for Form N-CEN, and the second payment due 60 days prior to the Portfolio’s compliance date for Form N-PORT.

	Number of Securities	Annual Fee
Fixed Income Funds	Less than 500	$ __ plus out of pocket charges
	501 to 1,000	$ __ plus out of pocket charges
	Over 1,000	TBD

Equity Funds*	Less than 500	$ __ plus out of pocket charges
	501 to 2,000	$ __ plus out of pocket charges
	Over 2,000	TBD

*	Equity Fund is defined by any portfolio that has less than 25% debt exposure over the previous three-month period.

OUT-OF-POCKET EXPENSES:

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust's behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust. Further, the Trust will reimburse Ultimus for the actual third-party data costs and data services required to complete Forms N-PORT and N-CEN or to meet the requirements of Rules 30a-1 and 30b1-9 under the 1940 Act. The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust's public documents, and fees and expenses of the Trust's other vendors and providers. ·

CHIEF COMPLIANCE OFFICER:

The terms of this Agreement do not provide for Ultimus to furnish an individual to serve as the Trust's Chief Compliance Officer.

The parties duly executed this Amendment as of July 1, 2018.

The First Western Funds Trust		Ultimus Fund Solutions, LLC

By:	/s/ John Sawyer	By:	/s/ Mark Seger
Name:	John Sawyer	Name:	Mark J. Seger
Title:	President	Title:	CEO

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